EXHIBIT 99.1

B2Gold and Sandbox Royalties Partner to Create Versamet Royalties; B2Gold Receives $90 Million Equity Interest in Versamet

VANCOUVER, British Columbia, June 06, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that it has entered into a purchase and sale agreement (the “Agreement”) to sell a portfolio of 10 precious and base metals royalties (the “Royalties”) to Sandbox Royalties Corp. (“Sandbox”), a private, returns-focused metals royalty company (the “Transaction”). In connection with the Transaction, Sandbox has been renamed Versamet Royalties Corporation (“Versamet”). All dollar figures are in United States dollars unless otherwise indicated.

Under the terms of the Agreement, Versamet will acquire ownership of the Royalties and as consideration will issue 153.2 million common shares to B2Gold at a price of C$0.80 per share, representing an equity ownership interest in Versamet of 33.0% valued at approximately $90 million. The Royalties are comprised of the following:

  2.7% net smelter return (“NSR”) royalty on the Kiaka Gold Project, owned by West African Resources Ltd.;
  2.7% NSR royalty on the Toega Gold Deposit, owned by West African Resources Ltd.;
  2.0% net profit royalty on the Quebradona Project, owned by AngloGold Ashanti Ltd.;
  2.0% NSR royalty on the Mocoa Project, owned by Libero Copper & Gold Corp.;
  1.5% NSR royalty on the Primavera Project, owned by Calibre Mining Corp.; and
  Five additional exploration stage royalties.

B2Gold has retained ownership of the 22.5% silver royalty on Glencore’s Hackett River project (the “B2Gold Hackett River Royalty”). Separately, Versamet owns a 2.0% NSR royalty on Glencore’s Hackett River project. B2Gold will continue to explore value maximizing alternatives for the B2Gold Hackett River Royalty.

“This strategic partnership provides B2Gold with an attractive opportunity to unlock the value of our royalties which have gone largely unrecognized by the market and were not a core part of our business,” said Clive Johnson, President and CEO of B2Gold. “As a significant shareholder, B2Gold is pleased to retain meaningful upside exposure and leverage to Versamet as its experienced management team stewards its strengthened asset base and continues executing on its growth strategy to create future shareholder value.”

The closing of the first phase of the Transaction occurred on June 5, 2024, and included the royalties on the Kiaka Gold Project, the Toega Gold Deposit, the Primavera Project, and two exploration stage royalties. In connection with the first phase closing, B2Gold received 122.0 million shares of Versamet valued at approximately $72 million. The remaining royalties are subject to various right of first refusal or right of first offer provisions, which are expected to lapse or be exercised within the next 60 days, at which time the closing of the second phase of the Transaction is expected to occur.

In connection with the closing of the first phase of the Transaction, the parties have entered into an Investor Rights Agreement which, among other customary terms and conditions, entitles B2Gold to nominate one member to Versamet’s Board of Directors and pro rata participation rights with respect to future capital raises. B2Gold’s strategic partnership will provide ongoing exposure to Versamet’s royalty portfolio, which now includes 28 royalties, two of which are currently cash flowing, and several of which are expected to be cash flowing in the near term.

B2Gold’s financial advisor in connection with the Transaction is RBC Capital Markets, and its legal counsel is McCarthy Tétrault LLP.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada, and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 860,000 and 940,000 ounces in 2024.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: the closing of the second phase of the Transaction in which B2Gold is estimated to receive an additional 31 million shares of Versamet; and B2Gold total consolidated gold production of between 860,000 and 940,000 ounces in 2024. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com